Exhibit 99.2
          Financial Statements
          WilPro Energy Services (El Furrial) Limited
          Years Ended December 31, 2006, 2005 and 2004

WilPro Energy Services (El Furrial) Limited
Financial Statements
Years Ended December 31, 2006, 2005 and 2004

Report of Independent Auditors
To the Shareholders and Board of Directors

WilPro Energy Services (El Furrial) Limited
We have audited the accompanying balance sheets of WilPro Energy Services (El Furrial) Limited as of December 31, 2006 and 2005, and the related statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WilPro Energy Services (El Furrial) Limited at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.
Tulsa, OK
April 26, 2007
/s/ ERNST & YOUNG LLP

WilPro Energy Services (El Furrial) Limited
Balance Sheets

	December 31
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$796,064	$457,933
Restricted cash and cash equivalents	15,585,279	19,440,078
Accounts receivable (net of allowance for doubtful accounts of $1,817,160 in 2006 and none in 2005):
Trade — PDVSA Petroleo, S.A.	22,297,096	26,585,922
Affiliates	111,167	79,206
Other	203,176	109,962
Prepaid expenses	6,481,779	6,001,915

Total current assets	45,474,561	52,675,016

Restricted cash and cash equivalents	10,433,344	10,922,884
Property, plant and equipment, net	127,431,646	139,175,067
Deferred financing costs, net	3,402,604	3,896,015
Other assets	78,270	78,270

Total assets	$186,820,425	$206,747,252

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable:
Trade	$1,054,595	$956,880
Affiliates	401,351	459,973
Accrued liabilities	7,766,149	6,534,053
Value-added tax payable	2,239,173	3,040,060
Foreign taxes payable	11,640,790	6,859,804
Accrued interest	975,838	1,115,244
Notes payable due within one year	11,868,132	11,868,132

Total current liabilities	35,946,028	30,834,146

Notes payable due after one year	71,208,790	83,076,923
Deferred foreign income taxes	25,530,000	22,472,000

Shareholders’ equity:
Common stock, class A, $1 par value, 25,000 shares authorized, issued and outstanding	25,000	25,000
Common stock, class B, $1 par value, 12,500 shares authorized, issued and outstanding	12,500	12,500
Additional paid-in capital	60,516,037	60,516,037
(Accumulated deficit) / retained earnings	(6,417,930)	9,810,646

Total shareholders’ equity	54,135,607	70,364,183

Total liabilities and shareholders’ equity	$186,820,425	$206,747,252

See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Statements of Income

	Years Ended December 31
	2006	2005	2004
Revenues	$60,901,814	$61,814,039	$63,231,208

Costs and expenses:
Operating expenses, exclusive of items shown separately below	15,212,453	12,590,226	12,268,768
Depreciation	12,189,451	12,129,857	12,212,632
General and administrative expenses	4,561,578	2,481,862	4,374,371

Total costs and expenses	31,963,482	27,201,945	28,855,771

Operating income	28,938,332	34,612,094	34,375,437

Other (income) expense:
Interest expense	8,879,988	9,997,582	11,118,652
Interest income	(1,393,637)	(708,463)	(334,736)
Foreign currency transaction (gain) loss	(1,060,530)	565,288	738,236
Other (income) expense, net	21,808	(39,193)	56,102

Total other (income) expense	6,447,629	9,815,214	11,578,254

Income before provision for foreign income taxes	22,490,703	24,796,880	22,797,183
Provision for foreign income taxes	14,719,279	9,677,000	4,089,000

Net income	$7,771,424	$15,119,880	$18,708,183

See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Statements of Shareholders’ Equity

				(Accumulated
			Additional	Deficit)
	Common Stock		Paid-In	Retained
	Class A	Class B	Capital	Earnings	Total
Balance, December 31, 2003	$25,000	$12,500	$60,516,037	$12,482,583	$73,036,120

Net income	—	—	—	18,708,183	18,708,183

Dividends paid	—	—	—	(16,000,000)	(16,000,000)

Balance, December 31, 2004	25,000	12,500	60,516,037	15,190,766	75,744,303

Net income	—	—	—	15,119,880	15,119,880

Dividends paid	—	—	—	(20,500,000)	(20,500,000)

Balance, December 31, 2005	25,000	12,500	60,516,037	9,810,646	70,364,183

Net income	—	—	—	7,771,424	7,771,424

Dividends paid	—	—	—	(24,000,000)	(24,000,000)

Balance, December 31, 2006	$25,000	$12,500	$60,516,037	$(6,417,930)	$54,135,607

See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Statements of Cash Flows

	Years Ended December 31
	2006	2005	2004
Operating Activities
Net income	$7,771,424	$15,119,880	$18,708,183
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,189,451	12,129,857	12,212,632
Amortization of deferred financing costs	493,411	493,410	493,410
Provision for deferred foreign income taxes	3,058,000	2,846,000	3,205,000
Provision for uncollectible accounts	1,817,160	—	1,620,042
Gain on sale of assets	(38,872)	—	—
Changes in operating assets and liabilities:
Accounts receivable — trade and other	2,378,452	1,859,324	(8,742,470)
Prepaid expenses	(479,864)	(2,281,179)	(419,543)
Other assets	—	(10,999)	1,088
Trade accounts payable	97,715	337,830	339,213
Receivables/payables with affiliates	(90,583)	130,708	4,491,508
Accrued liabilities	1,232,096	(828,101)	(1,646,294)
Value-added tax payable	(800,887)	48,850	1,608,348
Foreign taxes payable	4,780,986	5,975,804	(430,134)
Accrued interest	(139,406)	(136,542)	(141,641)

Net cash provided by operating activities	32,269,083	35,684,842	31,299,342

Investing Activities
Purchases of property, plant and equipment	(446,276)	(1,071,800)	(199,974)
Proceeds from sale of property, plant and equipment	39,118	—	—

Net cash used in investing activities	(407,158)	(1,071,800)	(199,974)

Financing Activities
Payments of notes payable	(11,868,133)	(11,868,132)	(11,868,132)
Dividends paid	(24,000,000)	(20,500,000)	(16,000,000)
Changes in restricted cash	4,344,339	(2,181,950)	(3,268,488)

Net cash used in financing activities	(31,523,794)	(34,550,082)	(31,136,620)

Net increase (decrease) in cash and cash equivalents	338,131	62,960	(37,252)
Cash and cash equivalents, beginning of year	457,933	394,973	432,225

Cash and cash equivalents, end of year	$796,064	$457,933	$394,973

Supplemental Disclosures of Cash Flow Information
Foreign income taxes paid	$6,157,239	$3,171,761	$1,137,527
Interest paid	$8,525,947	$9,640,713	$10,766,882

See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements
December 31, 2006 and 2005
1. Organization and Description of Business
WilPro Energy Services (El Furrial) Limited (the Company) was incorporated in the Cayman Islands in February 1997. The Company provides installation, engineering, procurement and construction services, as well as operation and maintenance services for natural gas compression facilities at El Furrial oil field, property of PDVSA Petróleo, S.A. (PDVSA) in Venezuela. Williams International El Furrial Limited, a subsidiary of Williams International Company, owns all 25,000 outstanding Class A common shares, and Production Operators Cayman, Incorporated, a subsidiary of Hanover Compression Limited Partnership, owns all 12,500 Class B common shares of the Company. There are no differences in Class A or Class B common stock of the Company.
Under the terms of a services contract with PDVSA, the Company designed and built a high pressure and medium pressure natural gas compression plant and renders natural gas compression services on behalf of PDVSA at the Company’s own expense and risk. The contract has a 15-year term for the medium pressure plant and 20-year term for the high pressure plant. The services rendered by the Company generate a service fee from PDVSA, which is the Company’s primary source of revenue. The Company does not require collateral for credit extended to PDVSA. At the end of the contract, PDVSA has the option to 1) renew the current service agreement, allowing the Company to retain ownership of the assets, 2) purchase the El Furrial assets at book value, which is expected to be an insignificant amount, and either retain the Company under an operations and management agreement or terminate its relationship with the Company, or 3) require the Company to dismantle the assets and restore the land to its original condition.
2. Summary of Significant Accounting Policies
Reclassifications
Certain prior year amounts, including insurance expense, interest income, and amortization of deferred financing costs have been reclassified to conform to the current classifications.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents within current assets consists primarily of bank accounts restricted under the Company’s loan agreement with Overseas Private Investment Corporation (OPIC) (see Note 6) for receipt of revenue, payment of operating and maintenance expenses, distributions to shareholders and funding for the next quarterly debt principal and interest payments. Restricted cash and cash equivalents within noncurrent assets consists primarily of bank accounts restricted under the loan agreement with OPIC for six months of principal and interest payments and an uninsured loss reserve. The Company does not expect these cash and cash equivalents to be released within the next twelve months.
Accounts Receivable
Accounts receivable are carried on a gross basis, with no discounting, less the allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management assesses the collectibility of accounts receivable based on existing economic conditions, and contractual terms with its client. Receivables are considered past due if payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.
Property, Plant and Equipment
Property, plant and equipment is carried at cost. The carrying amount of these assets is also based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values. Improvements increasing functionality or useful lives are added to the cost of the corresponding assets, while the cost of repairs and maintenance are charged to expense as incurred. All spare parts inventory items in excess of $2,500 are capitalized and recorded at historical cost and expensed upon usage. Depreciation is recorded using the straight-line method over estimated useful lives. An estimated useful life of 15 to 20 years is used for natural gas

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
compression plant facilities and an estimated useful life of 5 years is used for all other property, plant and equipment.
Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Company has not recorded an asset retirement obligation based on a 100% probability assessment that PDVSA, under the contract terms, will purchase the El Furrial facility and assume all retirement obligations at the end of the contract term.
Revenue Recognition Policy
The Company recognizes revenue for services in the period they are performed based on contractual terms and associated volumes and to the extent that collection is considered probable.
Effective November 1, 2006, the Company discontinued revenue recognition for the labor escalation charges billed to PDVSA due to the uncertainty of collection.
Impairment of Long-lived Assets
The evaluation for impairment of assets is done on an individual asset or asset group basis when events or changes in circumstances indicate, in management’s judgment, that the carrying amount of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is compared to the carrying amount of the assets to determine whether impairment has occurred. If an impairment of the carrying amount has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying amount exceeds the estimated fair value. No impairments of long-lived assets have been recorded for any period presented.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Provision for Severance Benefits
The Company is liable for employee severance benefits, which are a vested right of workers under the Venezuelan Labor Law. These benefits are accrued as service is rendered and transferred monthly to a trust fund on behalf of each worker.
Foreign Currency
The functional currency of the Company is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are recorded based on exchange rates at the time such transactions take place. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in the statements of income.
Income Taxes
Deferred foreign income taxes are computed using the liability method and are provided on all temporary differences between the financial bases and tax bases of the Company’s assets and liabilities. Management’s judgment and income tax assumptions are used to determine the levels, if any, of valuation allowances associated with deferred foreign tax assets.
3. Risks and Uncertainties
The Company relies on the Venezuelan oil and natural gas industry and is exposed to the operating, geographical and financial risks relevant to this industry. Geographical risks are generated by the political, legal, social and economic conditions of the country. In recent years, Venezuela endured abnormal levels of instability in the economic, political, and social environment. On February 4, 2003, the Venezuelan government established a currency exchange control. As a result, there was a 20 percent devaluation of the Venezuelan Bolivar with respect to the U.S. Dollar during 2004 and a 12 percent devaluation in 2005. The exchange rate at December 31, 2006 and 2005 was 2150 Venezuelan Bolivars to 1 U.S. dollar.
Since December 31, 2006, there has been no further devaluation of the Venezuelan Bolivar. The impact of the devaluation on the Company’s financial statements is minimized by the fact that the Company holds most of its cash in U.S. Dollars.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
3. Risks and Uncertainties (continued)
The Venezuelan economy has been considered hyper-inflationary in the past, but has not been considered hyper-inflationary since 2001. The inflation rate for Venezuela was 17 percent in 2006, compared to 14 percent in 2005, and 19 percent in 2004. The impact of inflation on the Company’s financial results is minimized by contractual terms that allow for tariff increases commensurate with inflation, tariffs paid to the Company in U.S. dollars, and significant fixed tariffs not affected by low volumes from PDVSA. As a result, management believes the impact should not be significant.
The Venezuelan government continues its public criticism of U.S. economic and political policy, has implemented unilateral changes to existing energy related contracts, continues to publicly declare that additional energy contracts will be unilaterally amended, and that privately held assets will be expropriated, indicating that a level of political risk still remains. In addition, there is no certainty regarding the impact changes in the future political and economic conditions may have on laws affecting taxes, exchange rates, currency convertibility, environmental and labor regulations, repatriation of profits and capital return. If the current conditions persist, the Company’s economic, financial and operational capacity could be affected, as well as its organizational structure.
During 2003, the Company received payment of U.S. $8.1 million in Venezuelan Bolivars related to May and June U.S. Dollar invoices. Under the contract terms with PDVSA, these were required to be paid in U.S. Dollars because of the exchange controls currently in place preventing the exchange of Bolivars into U.S. Dollars. Therefore the Company continues to carry the U.S. dollar receivable and a Bolivar denominated payable on the balance sheet. The Company is negotiating settlement of the receivable in U.S. dollars in accordance with the terms of the contract. The Company believes the receivable is fully collectible. At both December 31, 2006 and 2005, the Company has a receivable for the U.S. Dollars of $8.1 million and a payable for the Bolivars of $6.0 million on the balance sheets. The payable decreased due to devaluation of the Venezuelan Bolivar during 2004 and 2005.
The Company has $9.2 million in accounts receivable, net of the allowance for doubtful accounts, at December 31, 2006 due to labor escalation related to March 2005 through October 2006 services. These invoices were based on contractual terms; however, PDVSA is disputing the index used in the calculation of this escalation. The index used has remained the same since the start of the contract and is in accordance with the terms of the contract. The Company is negotiating with PDVSA to amend the contract provision regarding the calculation of this escalation factor and to extend the contract. The Company has reduced the receivable balance for amounts offered to PDVSA to complete this contract amendment. The Company believes the

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
3. Risks and Uncertainties (continued)
remaining receivable will be collected in full. Although the Company believes its negotiations will be successful, failure to resolve this matter could ultimately result in the Company declaring PDVSA in default under the provisions of the services agreement.
The Company’s cash equivalents consist of high-quality securities placed with various major financial institutions with credit ratings at or above BBB by Standard & Poor’s or Baa1 by Moody’s Investors Service.
4. Related Party Transactions
The Company reimburses shareholders and affiliated companies (including the following subsidiaries of Williams International Company: WilPro Energy Services (PIGAP II) Limited, Williams International Venezuela Limited, and Williams International Services Company) for expenses incurred on behalf of the Company. These reimbursements totaled $2.8 million in 2006, $1.7 million in 2005, and $1.5 million in 2004.
Receivables and payables with shareholders and other affiliated companies at December 31 are as follows:

	2006	2005
Accounts receivable:
WilPro Energy Services (PIGAP II) Limited	$110,925	$79,206
Williams International Services Company	242	—

	$111,167	$79,206

Accounts payable:
Williams International Venezuela Limited	$401,351	351,170
Williams International Services Company	—	$108,803

	$401,351	$459,973

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
5. Property, Plant and Equipment
At December 31, property, plant and equipment are as follows:

	2006	2005
Natural gas compression plant facilities	$221,415,441	$221,295,285
Spare parts	616,418	681,380
Vehicles	783,556	629,112
Leasehold improvements	912,748	842,838
Computer software and equipment	580,034	531,824
Other	1,022,883	1,005,533

	225,331,080	224,985,972
Accumulated depreciation	(97,899,434)	(85,810,905)

	$127,431,646	$139,175,067

6. Notes Payable
At December 31, long-term notes payable are represented as follows:

	2006	2005
Overseas Private Investment Corporation:
9.45% note payable, due in equal quarterly principal payments of $2,678,571 plus interest, maturing November 15, 2013	$75,000,000	$85,714,286
9.17% note payable, due in equal quarterly principal payments of $288,462 plus interest, maturing November 15, 2013	8,076,922	9,230,769

	83,076,922	94,945,055

Notes payable due within one year	11,868,132	11,868,132

Notes payable due after one year	$71,208,790	$83,076,923

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
6. Notes Payable (continued)
These notes are secured by the physical assets and common stock of the Company. Under the terms of the agreement, the Company maintains various restricted bank accounts. The use of each account is restricted for a specific use including receipt of revenue, payment of operating and maintenance expenses, debt service, uninsured loss reserve, and distributions to shareholders. The loan agreement with OPIC contains various other restrictive covenants and commitments, including limitations on additional indebtedness, payment of dividends and asset sales.
Aggregate minimum maturities of notes payable total $11,868,132 for each of the next five years.
During 1999, deferred financing costs of $6.6 million were incurred in connection with the debt issuance. The costs are being amortized on a straight-line basis over the term of the notes. Accumulated amortization of the deferred financing costs is $3.2 million and $2.7 million as of December 31, 2006 and 2005, respectively.
7. Income Taxes
The Company is subject to Venezuelan corporate income taxes at a 34 percent tax rate on taxable income. Taxable income differs from income before provision for foreign income taxes principally due to adjustments for the difference in reporting currency for book and tax purposes, differences in depreciable lives, and certain permanent differences.
Significant components of deferred taxes at December 31 are as follows:

	2006	2005
Deferred tax liabilities:
Property, plant and equipment	$24,373,000	$21,146,000
Deferred financing costs	1,157,000	1,326,000

Total deferred tax liabilities	$25,530,000	$22,472,000

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
7. Income Taxes (continued)
Provision for foreign income taxes consists of:

	2006	2005	2004
Current	$11,661,279	$6,831,000	$884,000
Deferred	3,058,000	2,846,000	3,205,000

Total	$14,719,279	$9,677,000	$4,089,000

Reconciliation of statutory rate to actual rate:

	2006	2005	2004
Provision at statutory rate (34%)	$7,647,000	$8,431,000	$7,751,000
Increase (decrease) in tax resulting from:
Income/expense not subject to tax	(405,000)	(226,000)	(88,000)
Inflation Adjustment	(1,525,000)	(759,000)	1,097,000
Exchange rate impact on fixed asset accounting	5,422,000	5,449,000	5,230,000
Addition to tax reserves	2,159,000	—	—
Return to accrual and other permanent adjustments	1,421,279	(338,000)	2,672,000
Utilization of business asset tax (BAT), investment tax credit (ITC) and net operating loss (NOL) carry-forwards	—	—	(5,330,000)
Currency losses	—	(2,880,000)	(7,243,000)

Total Provision for Income Tax	$14,719,279	$9,677,000	$4,089,000

8. Financial Instruments
The Company used the following methods and assumptions in estimating its fair-value disclosures for financial instruments:
Cash and cash equivalents and restricted cash and cash equivalents: The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of the underlying instruments.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
8. Financial Instruments (continued)
Notes payable: The fair value of the long-term notes was determined based on prices of similar securities with similar terms and credit ratings. The Company used the expertise of an outside investment banking firm to estimate the fair value of the notes.

	2006		2005
Asset (liability)	Carrying amount	Fair value	Carrying amount	Fair value

Cash and cash equivalents	$796,064	$796,064	$457,933	$457,933
Restricted cash and cash equivalents	26,018,623	26,018,623	30,362,962	30,362,962
Notes payable	(83,076,922)	(84,782,308)	(94,945,055)	(102,370,424)